SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July 2012

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

SECOND QUARTER 2012 RESULTS

INVESTOR CONTACTS
investor.relations@homex.com.mx

Vania Fueyo
Head of Investor Relations
+5266-7758-5838
vfueyo@homex.com.mx
Ernesto Victoria
Investor Relations Manager
+5266-7758-5800 ext.5852
ernesto.victoria@homex.com.mx

HOMEX

Culiacan Mexico, July 24th, 2012—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the Second Quarter ended  June 30, 2012 [1].

Pursuant to Article 78 of the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), beginning in 2012, the Company has adopted  IFRS as issued by the International Accounting Standards Boards (“IASB”). Please refer to page 17 for a detailed description of the transition.

Financial Highlights

•           Total revenue for the second quarter of 2012 increased 30.7 percent to Ps.7.2 billion (US$525 million) from Ps.5.5 billion (US$402 million) for the same period in 2011. During the quarter, the Company recognized Ps.1.8 billion (US$132 million) of revenues from its penitentiary construction projects with the federal government.

•           Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the quarter was Ps.1,660 million (US$122  million), a 34.2 percent increase from the Ps.1,237 million (US$91  million) reported in the second quarter of 2011. Adjusted EBITDA margin increased 61 basis points to 23.1 percent in the second quarter of 2012 from 22.5 percent in the second quarter of 2011.

•           Net income (adjusted for non-cash, foreign exchange (FX) effects) for the second quarter of 2012 was Ps.687 million (US$50 million) reflecting   9.6 percent margin in the second quarter of 2012 compared to Ps.547 million (US$40 million)  and a margin of 10.0 percent reported in the same period  in 2011. Earnings per Share adjusted for non-cash foreign exchange (FX) effects during the second quarter of 2012 increased 25.6 percent to Ps.2.05 compared to Ps.1.63 during the second quarter of 2011.

•           Average selling price for all homes in Mexico during the second quarter of 2012 was stable at Ps.393 thousand when compared to Ps.388 thousand during the year ago period. Home prices in Brazil increased by 7 percent to Ps.528 thousand as of the second quarter of 2012 from Ps.495 thousand during the second quarter of 2011.

•           As of June 30, 2012, Homex’ free cash flow (FCF) generation was positive at Ps.128.6 million (US$9 million) mainly driven by the recognition of a higher level of accounts payable.  On a consolidated basis, including  penitentiary construction projects, Homex generated a negative free cash flow of Ps.4.5 billion  (US$329 million), primarily because  construction in progress at these projects is required to be recognized as accounts receivable for accounting purposes.

[1] Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). Second quarter 2012  and 2011 figures are presented without recognizing the effects of inflation per the application of MFRS B-10 “Effects of inflation.” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps.13.653 per US$1.00. Second quarter and six-months accumulated 2012 and 2011 financial information is unaudited and subject to adjustments.

Percentage change expressed in basis points is provided for the convenience of the reader. Basis points figures may not match, due to rounding.

FINANCIAL AND OPERATING HIGHLIGHTS							SIX-MONTHS
Thousands of pesos	2Q'12 Thousands U.S dollars (Convenience of Translation)	2Q'12 Thousands pesos	2Q'11	Chg % and bps	2012 Thousands U.S Dollars(Convenience Translation)	2012	2011	Chg % and bps
Volume (Homes)	11,154	11,154	12,576	-11.3%	19,892	19,892	23,870	-16.7%
Revenues	$525,340	$7,172,473	$5,489,608	30.7%	$956,581	$13,060,201	$9,588,035	36.2%
Housing revenues	$321,978	$4,395,960	$4,933,125	-10.9%	$589,855	$8,053,297	$8,978,809	-10.3%
Cost	$379,584	$5,182,457	$3,795,232	36.6%	$688,586	$9,401,271	$6,733,737	39.6%
Capitalization of Comprehensive Financing Costs (CFC)	$19,774	$269,977	$211,075	27.9%	$36,003	$491,547	$428,104	14.8%
Gross profit	$145,757	$1,990,016	$1,694,376	17.4%	$267,995	$3,658,930	$2,854,298	28.2%
Gross profit adjusted for capitalization of CFC	$165,531	$2,259,993	$1,905,452	18.6%	$303,997	$4,150,477	$3,282,402	26.4%
Operating income	$94,721	$1,293,220	$933,235	38.6%	$168,902	$2,306,017	$1,486,640	55.1%
Operating income adjusted for capitalization of CFC	$114,495	$1,563,198	$1,144,310	36.6%	$204,905	$2,797,564	$1,914,744	46.1%
Interest expense, net (a)	$24,312	$331,928	$323,238	2.7%	$49,023	$669,313	$569,127	17.6%
Net income	$30,930	$422,293	$506,664	-16.7%	$94,947	$1,296,310	$843,561	53.7%
Net Income adjusted for FX	$50,295	$686,683	$546,686	25.6%	$87,619	$1,196,268	$859,439	39.2%
Adjusted EBITDA (b)	$121,602	$1,660,226	$1,237,411	34.2%	$220,043	$3,004,244	$2,076,172	44.7%
Gross margin	27.7%	27.7%	30.9% -	312	28.0%	28.0%	29.8% -	175
Gross margin adjusted for capitalization of CFC	31.5%	31.5%	34.7% -	320	31.8%	31.8%	34.2% -	245
Operating margin	18.0%	18.0%	17.0%	103	17.7%	17.7%	15.5%	215
Operating margin adjusted for capitalization of CFC	21.8%	21.8%	20.8%	95	21.4%	21.4%	20.0%	145
Adjusted EBITDA margin	23.1%	23.1%	22.5%	61	23.0%	23.0%	21.7%	135
Net Income margin adjusted for FX	9.6%	9.6%	10.0% -	38	9.2%	9.2%	9.0%	20
Earnings per share in Ps.		1.26	1.51			3.87	2.52
Earnings per share in Ps. adjusted for FX		2.05	1.63			3.58	2.57
Earnings per ADR presented in US$ (c)	0.55		0.67		1.70		1.11
Earnings per ADR presented in US$ adjusted for FX	0.90		0.72		1.57		1.13
Weighted avg. shares outstanding (MM)	334.7	334.7	334.7		334.7	334.7	334.7
Accounts receivable days (d)						59	32
Inventory days						765	733
Accounts payable days ( e)						126	113
Working Capital Cycle (WCC) days (f)						697	653

a)   Including interest expense recognized in COGS and CFC; not including interest expense from the penitentiary construction projects.

b)   Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS). Adjusted EBITDA as derived from our MFRS financial information means net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, including CFC, capitalized to land balances, that is subsequently charged to cost of sales and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for  a reconciliation of net income to Adjusted EBITDA for the second quarter and six-months accumulated of  2012 and 2011.

c)   US$ values estimated using an exchange rate of Ps.13.653 per US$1.00 as of June 30, 2012.  Common share/ADR ratio: 6:1.

d)   Accounts receivable not including receivables from the penitentiary construction projects.

e)   Accounts payable not including payables related to the penitentiary construction projects.

f)    WCC computation based on LTM COGS under IFRS and not including COGS and revenues from the penitentiary construction projects.

Commenting on second quarter results, Gerardo de Nicolás, Chief Executive Officer of Homex, said:

“Our second quarter 2012 results reflect continued construction advances at our penitentiary construction projects. During the quarter, we recognized Ps.1.8 billion in revenues from these projects, and on an accumulated basis we have recognized Ps.3.9 billion, which represents an advance of approximately 50 percent of completion of the projects; and we are well in track to deliver the prisons during this year.

“In our Mexico Housing Division, we continued to face the negative effects from administrative delays in titling mortgages related to the Housing Registry System (RUV) mainly during the first quarter of the year and approval delays resulting from compliance with the new sustainability requirements of CONAVI. It is worth nothing that this has not only affected Homex, evidenced by INFONAVIT’s 6.0 percent decline in mortgages for new homes granted as of June 30, 2012 and by a decrease of 10.6 percent of new housing starts in Mexico accumulated as of May 30, 2012, reflecting the learning curve which the industry is going through to comply with new requirements of vertical construction and increased costs associated with sustainability best practices. During the second quarter, we accelerated our home production, but the efficiencies gained were not sufficient to achieve the needed level of completed homes to improve our collections for the quarter and on an accumulated basis.

“In Brazil, we have continued to face inherent administrative constraints in the collection of units through the mortgage program Minha Casa Minha Vida, and during the quarter we titled 84 units, which represent a decline of 82 percent compared to the second quarter of 2011. We are working diligently with the system and authorities in Brazil to rectify these administrative delays.

“On a consolidated basis, housing revenues for the quarter were down 10.9 percent and on a six months accumulated basis, housing revenues show a 10.3 percent decline when compared to 2011.  In view of the lower than anticipated volume of housing sales during the first six months of 2012, we consider it appropriate to reduce our yearly revenue guidance to a revenue growth of 3 to 4 percent without including the contribution of the federal penitentiaries from an original revenue growth guidance of 10 percent to 12 percent. Including the contribution of the federal penitentiaries, our revenue growth for 2012 would be 51 to 52 percent from an original guidance of 58 to 61 percent.  We are also reducing our EBITDA margin guidance, but by a significantly lesser extent; 100 bps to a margin of 20 to 21 percent without the contribution of the federal penitentiaries and 24 to 26 percent including the contribution of the federal penitentiaries. Our Free Cash Flow guidance will remain without change.

“Despite of the fact that we are adjusting our growth guidance for our housing divisions, we remain confident about the growth for our housing businesses in both countries and we anticipate that we will be able to reverse in the second half of the year, in part, the softness in home deliveries experienced in the first half of the year,” he concluded.

Operating Results

Homex had operations in 35 cities and 22 states across Mexico and in three cities and two states in Brazil, as of June 30, 2012.

Titled volume. During the second quarter of 2012, titled home volume totaled 11,154 homes, a decrease of 11.3 percent compared to the second quarter of 2011, mainly driven by a 12.4 percent decline in Affordable Entry-level (AEL) collected units in Mexico, which decline resulted primarily from delays in home titling due to administrative delays related to the Housing Registry System (RUV) and approval delays resulting from compliance with new sustainability requirements of CONAVI. During the second quarter of 2012, homes sold in the AEL segment in Mexico accounted for 10,215 or 91.6 percent of total titled volume compared to 11,660 or 92.7 percent for the same period in the previous year.  Middle income volume in the second quarter of 2012 increased 90.0 percent to 855 homes from 450 homes during the second quarter of 2011, as a result of a low base comparison as well as from mortgage availability through FOVISSSTE and commercial banks. Middle income volume represented 7.7 percent of total titled volume during the second quarter of 2012, an increase of 409 basis points when compared to 3.6 percent represented by this segment during the second quarter of 2011.

During the second quarter of 2012, the Company’s AEL homes titled in Brazil totaled 84 units compared to 466 units titled during 2Q11. During 2Q12, homes titled in Brazil represented 0.8 percent of Homex’ total volume titled.

VOLUME								Six Months
	2Q'12	% of Total	2Q'11	% of Total	Change 2Q12 / 2Q11	2012	% of Total	2011	% of Total	Change 12/11
Mexico
Affordable-Entry (from 2 to 11 times MW*)	10,215	91.6%	11,660	92.7%	-12.4%	17,833	89.6%	21,910	91.8%	-18.6%
Middle income (above 11 times MW*)	855	7.7%	450	3.6%	90.0%	1,921	9.7%	1,450	6.1%	32.5%
Total Mexico	11,070	99.2%	12,110	96.3%	-8.6%	19,754	99.3%	23,360	97.9%	-15.4%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	84	0.8%	466	3.7%	-82.0%	138	0.7%	510	2.1%	-72.9%
Total volume	11,154	100.0%	12,576	100.0%	-11.3%	19,892	100.0%	23,870	100.0%	-16.7%

*Minimum Wage

The Company categorized its products sold during the quarter according to the price ranges presented above

The average price for all titled homes during the second quarter of 2012 was Ps.394 thousand, an increase of 0.5 percent when compared to the second quarter of 2011. Homex’ average price increase was mainly driven by the 6.6 percent increase in units sold at Brazil. The average price for affordable entry-level units in Mexico decreased 4.9 percent to Ps.351 thousand from Ps.369 thousand. Homex’ strategy is to concentrate its product offering at a price point where homes can more easily be financed through co-financing programs within INFONAVIT and FOVISSSTE and through commercial banks.  The average price for the middle-income segment was stable at Ps.901 thousand compared to Ps.899 thousand during 2Q11. Homex’ average price in both segments reflects the Company’s strategy to actively respond to demand trends, mortgage availability, and market opportunities in Mexico.

For the second quarter of 2012, the average price for homes titled in Brazil was Ps.528 thousand, an increase of 6.6 percent when compared to the second quarter of 2011.  During the quarter, the Company continued to focus on a product offering for families who earn between 3 to 6 times the minimum wage, therefore taking full advantage of government support through the mortgage program Minha Casa Minha Vida, administered by the Caixa.

AVERAGE PRICE							Six Months
Thousands	2Q'12	2Q'11	Change 2Q12 / 2Q11	Low	High	2012	2011	Change 12 / 11
Mexico
Affordable-Entry (from 2 to 11 times MW*)	$351	$369	-4.9%	$204	$560	$351	$354	-1.0%
Middle income (above 11 times MW*)	$901	$899	0.3%	$561	$1,500	$901	$666	35.4%
Average price for all homes in Mexico	$393	$388	1.2%			$405	$379	6.9%
Brazil
Affordable-Entry Brazil (from 3 to 6 times MW*)	$528	$496	6.6%	$450	$978	$510	$508	0.5%
Average price for all homes	$394	$392	0.5%			$405	$376	7.6%

*Minimum Wage

Mortgage financing.For the second quarter of 2012, the main sources of mortgage financing for the Company’s housing customers continued to be INFONAVIT and FOVISSSTE, which accounted for 76 percent of the total mortgage financing sources for Homex. During the second quarter of 2012, 43 percent of the Company’s titled homes were financed through INFONAVIT.  At the same time, Homex has continued to increase its participation in FOVISSSTE’s mortgage program, and, as a result, financing from FOVISSSTE represented 33 percent of total titled units. During the quarter, titled units in Brazil, which are financed through the Caixa, represented 0.8 percent.  Importantly, the Company has continued to find alternative sources of financing for low income customers, through state housing funds as well as financing for the affordable-entry level and middle income segment with commercial banks.  During the quarter, 23 percent of Homex’ customers were financed by commercial banks and other state housing funds.

Geographic Footprint.During the second quarter of 2012, Homex has continued to capitalize on the lack of effective competition from small and medium sized homebuilders who have continued to experience financing constraints, in addition to the natural barriers that have been created by a new focus of the Mexican housing  industry on creating better planned communities by increasing the density of projects through vertical prototypes, which requires a higher level of specialization and technology.

In Brazil, during the recent quarter, Homex continued concentrating its operations at Sao Jose Dos Campos, Campo Grande and Marilia.

Financial Results

Revenues increased 30.7 percent in the second quarter of 2012 to Ps.7,172.4 million from Ps.5,489.6  million  in the same period of 2011. Total housing revenues (including the Company’s operations in Brazil) in the second quarter of 2012 decreased 10.9 percent compared to the same period of 2011, mainly driven by a decline of 16.7 percent to Ps.3,581.0 million from Ps.4,297.6 million recognized during 2Q11 in the Company’s AEL segment in its Mexico Division, as a result of the  continued effects from administrative delays the Company experienced  during the first quarter of the year.

During the second quarter of 2012, middle-income level revenues increased 90.5 percent to Ps.770.5 million from Ps.404.5 million in the year ago period as a result of a low base comparison, where volume increased by 90.0 percent during the second quarter of 2012 when compared to the second quarter of 2011.

In Mexico, Homex expects to benefit from continued and stable financing by INFONAVIT and FOVISSSTE as well as from CONAVI’s subsidy program, where the Company is strategically positioned, since the subsidy program prioritizes customers who acquire vertical units. As of June 30, 2012 Homex’ vertical product offering under construction represented 45 percent of total units compared to 41 percent at March 31, 2012.

Homex’ revenues from its International Division (operations in Brazil) of Ps.44.3 million during the second quarter of 2012, represented a decrease of 80.8 percent when compared to Ps.230.9 million during the second quarter of 2011. The shortfall in revenues during the second quarter in Brazil reflects the continued administrative delays and challenges in the mortgage approval and titling processes.

During the second quarter of 2012, revenues from Homex’ Infrastructure Division, excluding revenues from  federal penitentiaries, totaled Ps.963.9 million as a result of the Company’s various signed contracts with state and federal governments.

For the second quarter of 2012, revenues from the construction of the two federal penitentiaries were Ps.1,803.6 million. On an accumulated basis, on the percentage of completion accounting method through June 30, 2012 approximately 50 percent of these  projects are completed.

Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials such as block and concrete, accounted for Ps.8.8 million or 0.1 percent of total revenues in the second quarter of 2012, compared to Ps.78.5 million or 1.4 percent during the second quarter of 2011.

During the second quarter of 2012, as a percentage of total revenues, Homex’ Mexico Division represented 60.8 percent compared to 87.1 percent during the second quarter of 2011.  Brazil represented 0.6 percent of the second quarter 2012 total revenues compared to 4.2 percent during the second quarter of 2011. Homex’ Infrastructure Division, excluding revenues from the federal penitentiaries projects, represented 13.4 percent of total second quarter of 2012 revenues when compared to 8.7% the same period of 2011. Federal penitentiary construction projects revenues represented 25.1 percent of total revenues during the second quarter of 2012.

REVENUE BREAKDOWN						Six Months
	2Q'12	% of Total	2Q'11	% of Total	Change 2Q12 / 2Q11	2012	% of Total	2011	% of Total	Change 12 / 11
Thousands of pesos
Mexico Housing Revenues
Affordable-Entry (from 2 to 11 times MW*)	$ 3,581,053	49.9%	$ 4,297,682	78.3%	-16.7%	$ 6,251,884	47.9%	$ 7,754,879	80.9%	-19.4%
Middle income (above 11 times MW*)	$ 770,531	10.7%	$ 404,519	7.4%	90.5%	$ 1,731,057	13.3%	$ 965,097	10.1%	79.4%
Total Mexico Housing Revenues	$ 4,351,584	60.7%	$ 4,702,201	85.7%	-7.5%	$ 7,982,941	61.1%	$ 8,719,976	90.9%	-8.5%
Other Revenues Mexico	$ 8,884	0.1%	$ 78,561	1.4%	-89%	$ 18,783	0.1%	$ 131,304	1.4%	-85.7%
Total Mexico Revenues	$ 4,360,468	60.8%	$ 4,780,762	87.1%	-9%	$ 8,001,724	61.3%	$ 8,851,280	92.3%	-9.6%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	$ 44,376	0.6%	$ 230,924	4.2%	-80.8%	$ 70,356	0.5%	$ 258,833	2.7%	-72.8%
Total Housing Revenues	$ 4,395,960	61.3%	$ 4,933,125	89.9%	-10.9%	$ 8,053,297	61.7%	$ 8,978,809	93.6%	-10.3%
Infrastructure revenue	$ 963,969	13.4%	$ 477,922	8.7%	101.7%	$ 1,025,123	7.8%	$ 477,922	5.0%	114.5%
Federal Penitentiaries Projects revenue	$ 1,803,660	25.1%	$ -			$ 3,962,998	30.3%	$ -	0.0%	-
Total Revenues	$7,172,473	100.0%	$ 5,489,608	100.0%	30.7%	$13,060,201	100.0%	$ 9,588,035	100.0%	36.2%

*Minimum Wage

Gross profit margin decreased to 27.7 percent in the second quarter of 2012 compared to 30.9 percent in the same quarter of 2011.  Starting January 1, 2012, as the Company has implemented IFRS, and pursuant to IAS 23, “Cost of Loans,” only the foreign-exchange differences relating to loans in foreign currency directly attributable to the acquisition, construction or production of eligible assets can be capitalized, as part of the cost of those assets, to the extent to which they are considered adjustments to interest expense. Under MFRS 14, these foreign-exchange differences were capitalized in full, regardless of their nature.

During the second quarter of 2012, capitalized interest expense was Ps.270.2 million a 27.5 percent increase when compared to Ps.211.9 million during the second quarter of 2011.

On a pro-forma basis (without considering the application of IAS 23 in 2011 and 2012), Homex’ gross profit margin for the quarter would have been 31.5 percent as compared to 34.7 percent during the same period in 2011. The margin decline reflects Homex’ lower initial gross profit from the Company’s Penitentiaries projects, as initial work performed represents a lower margin (as previously explained) and, to a lesser extent,  the continued ramp up of the  Company’s operations in Brazil.

CAPITALIZATION OF COMPREHENSIVE FINANCING COST
Thousand of Pesos
INVENTORY	June 30, 2012	June 30, 2011
Exchange Loss (gain)	-$7,323	-$25,444
Interest Expense	1,807,941	1,231,581
Inflation accounting accumulated effect	19,174	11,082
Total	$1,819,792	$1,217,218

COST OF SALES	2Q12	2Q11
Exchange Loss (gain)	-$864	-$3,102
Interest Expense	270,227	211,931
Inflation accounting accumulated effect	614	2,246
Total	$269,977	$211,075

Selling, General and Administrative Expenses (SG&A) as a percentage of total revenues for the second  quarter of 2012 decreased 415 bps to 9.7 percent from 13.9 percent for the second quarter of 2011. The improvement on SG&A margin results from continued efficiencies generated from the Company’s ongoing re-structuring of administrative personnel in Mexico as well as from a higher revenue base.

Operating income. During the second quarter of 2012, operating income increased 38.6 percent to Ps.1,293.2 million from Ps.933.2 million during the same period of 2011.  Operating income as a percentage of revenues was 18.0 percent in the second quarter of 2012 compared to 17.0 percent during  the second quarter of 2011. On a pro-forma basis (without considering the application of IAS 23 in 2011 and 2012) Homex’ operating margin for the second quarter of 2012 was 21.8 percent compared to 20.8 percent during the same period of last year. The higher margin during the recent quarter mainly results from lower SG&A expenses during the quarter as explained above.

Net comprehensive financing cost (CFC) during the second quarter of 2012 was Ps.603.7 million compared to Ps.173.5 million during the second quarter of 2011. The higher cost of financing during the second quarter of 2012 reflects  the recognition of a higher foreign exchange loss during the recent quarter compared to the second quarter of 2011 as well as the interest recognition from Homex’ long-term non-recourse financing in relation to the Company’s penitentiary construction projects.

As a percentage of revenues, net comprehensive financing cost represented 8.4 percent of revenues in the second quarter of 2012 compared to 3.2 percent in the second quarter of 2011. The main drivers of this result were the following:

1.     Net interest expense during the recent quarter was  Ps.169.5 million compared to Ps.111.3 million in the second quarter of  2011. The higher net interest expense in the period reflects the recognition of interest expense from the Company’s long-term non-recourse financing in relation to the Company’s penitentiary construction projects.

2.     Foreign exchange losses recognized in the second quarter of 2012 totaled Ps.434.1 million compared to a loss of Ps.62.2 million in 2011.

Foreign exchange gain or loss. As of June 30, 2012, Homex’ U.S. Dollar denominated debt mainly relates to the issuance of three bonds: a US$250 million bond issued in 2005; a US$250 million bond issued in 2009; and a US$400 million bond issued in 2012. Each of these has a single principal payment due at maturity in 2015, 2019 and 2020, respectively.  Regarding its 2015 US$250 million bond, the Company has a forward that aims to effectively minimize the exchange risk in the dollar denominated interest payments. Regarding its 2019 US$250 million bond, Homex has entered into a principal-only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has an interest-only swap covering 2012 coupon payments at an effective exchange rate of 11.30 pesos per dollar; in addition the Company has entered into four capped forwards for the 2013-2014 coupon payments at an effective exchange rate of 13.24 pesos per dollar, with a cap of 17.00 pesos per dollar. Regarding its 2020 US$400 million bond, Homex has entered into a principal-only swap at an exchange rate of 12.88 pesos per dollar until maturity; and for coupon payments, the Company has entered into three capped forwards for the next three coupons at an effective exchange rate of 13.22 pesos per dollar, with a cap of 17.00 pesos per dollar.

Net income for the second quarter of 2012 decreased 16.7 percent to Ps.422.2 million or a 5.9 percent margin compared to Ps.506.6 million and a margin of 9.2 percent reported in the same period in 2011.  The lower result during the second quarter of 2012 is driven by the recognition of a higher foreign exchange (FX) loss during the recent quarter. For the second quarter of 2012 and 2011 net income margin, adjusted for FX effects, was 9.6 percent and 10.0 percent, respectively.

Earnings per share (EPS) for the second quarter of 2012 decreased to Ps.1.26 as compared to Ps.1.51 reported in the second quarter of 2011 driven primarily by the recognition of a higher foreign exchange (FX) loss during the second quarter of 2012. EPS adjusted for non-cash foreign exchange (FX) effects during the second quarter of 2012 increased 25.6 percent to Ps.2.05 compared to Ps.1.63 during the second quarter of 2011.

Adjusted EBITDA during the second quarter of 2012 increased 34.2 percent to Ps.1,660.2 million from Ps.1,237.4 million reported in the same period in 2011.  As a percentage of sales, adjusted EBITDA during the second quarter of 2012 improved 61 bps to 23.1 percent, compared to 22.5 percent in the same period last year.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR IFRS FINANCIAL INFORMATION
Thousands of pesos	2Q'12	2Q'11	1H 2012	1H 2011
Net Income	$530,356	$501,084	$1,297,438	$830,161
Depreciation and amortization	$93,481	$75,485	$193,443	$152,438
Capitalization of CFC	$269,977	$211,075	$491,547	$428,104
Net comprehensive financing cost	$603,706	$173,562	$169,498	$166,048
Income tax	$270,769	$270,625	$853,447	$486,020
Minority interest	-$108,064	$5,581	-$1,129	$13,400
Adjusted EBITDA	$1,660,226	$1,237,411	$3,004,244	$2,076,172

Land reserve. As a result of Homex’ rapid migration to higher density projects, with vertical construction as of June 30, 2012 representing approximately 45 percent of total homes under construction, the Company has been using a new density standard in order to appropriately estimate the equivalence of the Company’s land reserve into units for the AEL segment in Mexico. Currently, the estimated density for 45 percent of Homex’ AEL projects has increased to 70 homes as of June 30, 2012, from 50 homes per hectare. Thus, the Company considers its land reserve to be equivalent to 450,842 homes, of which 419,200 are reserved for AEL homes, including land reserved for Homex’ Brazilian operations, and 31,642 for homes at a price point above Ps.560 thousand, as well as land reserved for the Company’s tourism division. Homex’ land inventory value as of June 30, 2012 was Ps.11.0 billion (US$813 million). The Company now estimates that its current land bank, considering this new density standard, covers approximately 5.0 years of future operations.

During the second quarter of 2012, Homex acquired land in Mexico for approximately Ps. 400 million, in line with the Company’s conservative land bank replacement policy.

Liquidity. During the second quarter of 2012, Homex debt position without considering the long-term non- recourse financing from the Company’s federal penitentiaries, when compared to March 31, 2012, increased by 6.7 percent or Ps.1,052 million to Ps.16,784.7 million from Ps.15,732.1 million.  Quarter-over-quarter, total debt adjusted for FX as of June 30, 2012, increased by 2.1 percent or Ps.328.8 million when compared to March 31, 2012.  As of June 30, 2012, Homex’ weighted average debt maturity was 6.7 years, with 61.2 percent of the Company’s debt maturing between 2015 and 2020. The Company had net debt of Ps.12,826.9 million as of June 30, 2012.

Including the long-term non-recourse financing from the penitentiary construction projects, the Company’s total debt as of June 30, 2012 increased to Ps.19,961.3 million.

As of June 30, 2012, the Company had the following liquidity ratios exluding the penitentiary construction projects and was in compliance with its debt covenants.

As of June 30, 2012
Total Debt (Ps. Millions)	16,785
Net Debt (Ps. Millions)	12,827
Debt to- total- capitalization ratio	53.5%
Total Debt to EBITDA	3.33

*Excluding long-term non-recourse financing and Adjusted EBITDA from penitentiary construction projects.

Working Capital Cycle

The following tables present a breakdown of the Company’s inventory and capitalization of Comprehensive Financing Cost (CFC) to show total inventory adjusted by this effect.

P s. M illio n	December 2011	June 2011	March 2012	June 2012
Total Inventory	30,640	29,131	30,705	32,487
Capitalization of CFC	1,430	1,217	1,628	1,820
Total Inventory adjusted by capitalization of CFC	29,210	27,914	29,077	30,667

Days of Housing Working Capital Cycle (WCC)1

Days	December 2011	June 2011	March 2012	June 2012
Total Accounts Receivable (a)	33	32	34	59
Housing Receivables	28	20	31	38
Inventory days	699	733	713	765
Accounts Payable (b)	98	113	111	126
Total WCC	634	652	636	698

1  Computation of WCC does not include COGS  and Revenues from the penitentiary construction projects

a)      Excluding receivables from the penitentiary construction projects

b)      Excluding accounts payable related to the penitentiary construction projects

The Company’s Working Capital Cycle (WCC) was 698 days as of June 30, 2012, compared to 636 days as of March 31, 2012 driven by an increase of 52 days in the inventory.

•         Compared to inventory as of March 31, 2012, inventory (adjusted by the capitalization of CFC) increased by Ps.1,590.3 million, mainly due to a higher level of construction-in-progress inventory due to the accelerated investments that the company made  during the second quarter of 2012 to compensate for lower investments  during the first quarter of the year. The Company reduced its investments during the first quarter of the year in light of the delays it has faced with the RUV platform during the first four  months of 2012.

•         Compared to inventory as of June 30, 2011, inventory balance (adjusted for the capitalization of CFC) increased by Ps.2,753.4 million, mainly derived from the increased migration into vertical construction, where the initial invested capital is higher compared to  horizontal construction, in addition to the longer construction cycle that these  buildings require.

•         Compared to accounts receivable (AR) as of March 31, 2012, AR excluding receivables from the penitentiary construction projects as of June 30, 2012, increased to 59 days from 34 days in the recent quarter, mainly as a result of higher AR from the Company’s recognition of receivables from its construction projects at its infrastructure division. Housing receivables increased by 7 days to 38 days as of June 30, 2012 compared to 31 days as of March 31, 2012. Compared to AR as of June 30, 2011, accounts receivable increased by 27 days from 32 days, due to the recognition of AR from construction projects at its infrastructure division. Housing receivables as of June 30, 2012 increased 18 days from 20 days as of June 30, 2011, mainly as a result of a higher participation in mortgage programs from FOVISSSTE, commercial banks and other sources of financing, where the collection process is inherently longer.

•         Accounts Payable (AP) days increased 15 days to 126 days when compared to March 31, 2012, mainly driven from the improvement in days of credit with material suppliers, which improved from a level of 86 days to 109 days as of June 30, 2012. Importantly, compared to June 30, 2011, AP increased by 18 days also due to the improvement of days of credit with material suppliers which improved from a level of 91 days as of June 30, 2011.

As of June 30, 2012, and as a result of the accumulative FX gain of the Peso against the US dollar, the Company’s changes in financial position (which has historically been presented as Free Cash Flow), reflect the booking of non-cash items as previously disclosed. As of June 30, 2012, the Company had a total non-cash positive impact of Ps.388 million.

Considering the non-cash FX effects on a consolidated basis, the Company generated negative FCF of Ps.4.5 billion, which was mainly driven by the recognition of the advances in construction from the penitentiaries projects. According to the required accounting treatment of these projects such advances must be booked as an accounts receivable.

From Homex’ other divisions (Mexico, Brazil, Infrastructure and Tourism) Homex generated positive FCF of Ps.128.6 million and adjusted for the six-month accumulated non-cash foreign exchange gain, negative Ps.259.1 million. The positive cash generation without the non-cash foreign gain adjustment was driven by a higher level of accounts payable, which includes approximately Ps.1.0 billion in relation to the equity stake that the Company intends to acquire from its partner at one of the prisons.

	ORIGINAL			ADJUSTED
2012 Guidance	Without the contribution of Federal Penitentiaries	Including the contribution of Federal Penitentiaries	Including the contribution of Federal Penitentiaries	Without the contribution of Federal Penitentiaries	Including the contribution of Federal Penitentiaries
Revenue Growth	10% to 12%	58% to 61%	58% to 61%	3% to 4%	51% to 52%
EBITDA Margin	21% to 22%	25% to 27%	25% to 27%	20% to 21%	24% to 26%
Free Cash Flow	Positive Ps.500 million to Ps.800 million	Negative Ps.5,700 million to Ps.6,000 million	Negative Ps.5,700 million to Ps.6,000 million	Positive Ps.500 million to Ps.800 million	Negative Ps.5,700 million to Ps.6,000 million

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON OF JUNE 30, 2012 WITH JUNE 30, 2011
(Figures in thousands of pesos)					Change
	June 2012		June 2011		2012/2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,957,779	8.0%	3,800,414	9.9%	4.1%
Accounts receivable, net	8,540,885	17.2%	1,879,004	4.9%	354.5%
Due from customers	2,040,060	4.1%	1,180,955	3.1%	72.7%
Accounts receivable from penitentiaries	5,067,699	10.2%	-	0.0%	-
Accounts receivable from infrastructure	1,433,126	2.9%	698,049	1.8%	105.3%
Inventories	32,487,091	65.3%	29,131,071	75.8%	11.5%
Land inventory	11,093,752	34.1%	11,402,911	39.1%	-2.7%
Construction in progress	20,998,828	64.6%	17,124,847	58.8%	22.6%
Materials	394,511	1.2%	603,313	2.1%	-34.6%
Other current assets	2,192,569	4.4%	1,447,759	3.8%	51.4%
Total current assets	47,178,324	94.9%	36,258,248	94.4%	30.1%

Property and equipment, net	1,228,800	2.5%	1,422,234	3.7%	-13.6%
Goodwill	1,132,175	2.3%	650,344	1.7%	74.1%
Other assets	179,263	0.4%	81,836	0.2%	119.1%
TOTAL	49,718,563	100.0%	38,412,662	100.0%	29.4%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	2,012,041	4.0%	2,511,004	6.5%	-19.9%
Accounts payable	6,715,071	13.5%	4,480,408	11.7%	49.9%
Land payable	730,793	1.5%	869,660	2.3%	-16.0%
Advances from customers	937,983	1.9%	995,772	2.6%	-5.8%
Accrued expenses and taxes payable	2,969,868	6.0%	1,859,681	4.8%	59.7%
Total current liabilities	12,634,962	25.4%	9,846,865	19.8%	28.3%

Long-term notes payable to financial institutions	14,772,680	29.7%	10,439,494	27.2%	41.5%
Long-term project financing	3,176,607	6.4%	-	0.0%	-
Swap payable	248,058	0.5%	576,775	1.5%	-57.0%
Labor obligations	7,563	0.0%	2,633	0.0%	187.2%
Deferred income taxes	4,269,354	8.6%	4,167,633	10.8%	2.4%
Total liabilities	35,109,223	70.6%	25,033,400	65.2%	40.2%

STOCKHOLDERS' EQUITY
Common stock	425,441	0.9%	425,444	1.1%	0%
Additional paid-in capital	2,731,202	5.5%	2,737,632	7.1%	-0.2%
Retained earnings	11,752,088	23.6%	10,171,814	26.5%	15.5%
Other stockholders' equity accounts	(495,744)	-1.0%	(158,953)	-0.4%	211.9%
Majority stockholders' equity	14,412,987	29.0%	13,175,937	34.3%	9.4%
Minority interest	196,353	0.4%	203,325	0.5%	-3.4%
TOTAL STOCKHOLDERS' EQUITY	14,609,340	29.4%	13,379,262	34.8%	9.2%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,718,563	100.0%	38,412,662	100.0%	29.4%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF THREE MONTHS 2012 WITH THREE MONTHS 2011
(Figures in thousands of pesos)	2T12		2T11		Change 2012/2011
REVENUES
Affordable-entry level revenue	3,581,053	49.9%	4,297,682	78.3%	-16.7%
Middle income housing revenue	770,531	10.7%	404,519	7.4%	90.5%
Affordable-entry level revenue Brazil	44,376	0.6%	230,924	4.2%	-80.8%
Other revenues	8,884	0.1%	78,561	1.4%	-88.7%
Infrastructure revenue	963,969	13.4%	477,922	8.7%	101.7%
Federal Penitentiaries projects revenue	1,803,660	25.1%	-	0.0%	-
TOTAL REVENUES	7,172,473	100.0%	5,489,608	100.0%	30.7%

COSTS	4,912,480	68.5%	3,584,157	65.3%	37.1%
Capitalization of CFC	269,977	3.8%	211,075	3.8%	27.9%
Interest	270,227	3.8%	211,931	3.9%	27.5%
FX ( gain) loss and inflation accounting effect	(250)	0.0%	(856)	0.0%	-70.8%
TOTAL COST	5,182,457	72.3%	3,795,232	69.1%	36.6%

GROSS PROFIT	1,990,016	27.7%	1,694,376	30.9%	17.4%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	696,796	9.7%	761,142	13.9%	-8.5%

OPERATING INCOME	1,293,220	18.0%	933,235	17.0%	38.6%

OTHER (EXPENSES) INCOME, NET	3,547	0.0%	17,616	0.3%	-79.9%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	139,775	1.9%	178,324	3.2%	-21.6%
Interest expense penitentiaries	107,842	1.5%	-	0.0%	-
Interest income	(78,074)	-1.1%	(67,017)	-1.2%	16.5%
Foreign exchange (gain) loss	434,164	0.8%	62,255	0.5%	0.0%
	603,706	8.4%	173,562	3.2%	247.8%

INCOME BEFORE INCOME TAX	693,061	9.7%	777,289	14.2%	-10.8%

INCOME TAX EXPENSE	270,769	3.8%	270,625	4.9%	0.1%
NET INCOME	422,293	5.9%	506,664	9.2%	-16.7%
MAJORITY INTEREST	530,356	7.4%	501,084	9.1%	5.8%
MINORITY INTEREST	(108,064)	-1.5%	5,581	0.1%	-2036.5%
NET INCOME	422,293	5.9%	506,664	9.2%	-16.7%
NET INCOME Adjusted for FX	686,683	9.6%	546,686	10.0%	25.6%
Earnings per share	1.26		1.51
Earnings per share Adjusted for FX	2.05		1.63
Adjusted EBITDA	1,660,226	23.1%	1,237,411	22.5%	34.2%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF SIX MONTHS 2012 WITH SIX MONTHS 2011
(Figures in thousands of pesos)	June-12		June-11		Change 2012/2011
REVENUES
Affordable-entry level revenue	6,251,884	47.9%	7,754,879	80.9%	-19.4%
Middle income housing revenue	1,731,057	13.3%	965,097	10.1%	79.4%
Affordable-entry level revenue Brazil	70,356	0.5%	258,833	2.7%	-72.8%
Other revenues	18,783	0.1%	131,304	1.4%	-85.7%
Infrastructure revenue	1,025,123	7.8%	477,922	5.0%	114.5%
Federal Penitentiaries projects revenue	3,962,998	30.3%	-	0.0%	0.0%
TOTAL REVENUES	13,060,201	100.0%	9,588,035	100.0%	36.2%

COSTS	8,909,724	68.2%	6,305,633	65.8%	41.3%
Capitalization of CFC	491,547	3.8%	428,104	4.5%	14.8%
Interest	488,346	3.7%	433,156	4.5%	12.7%
FX ( gain) loss and inflation accounting effect	3,201	0.0%	(5,051)	-0.1%	-163.4%
TOTAL COST	9,401,271	72.0%	6,733,737	70.2%	39.6%

GROSS PROFIT	3,658,930	28.0%	2,854,298	29.8%	28.2%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	1,352,913	10.4%	1,367,658	14.3%	-1.1%

OPERATING INCOME	2,306,017	17.7%	1,486,640	15.5%	55.1%

OTHER (EXPENSES) INCOME, NET	13,238	0.1%	8,990	0.1%	47.2%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	315,412	2.4%	266,685	2.8%	18.3%
Interest expense penitentiaries	157,638		-	-	-
Interest income	(134,445)	-1.0%	(130,713)	-1.4%	2.9%
Foreign exchange (gain) loss	(169,106)		30,077	0.0%	-652.0%
	169,498	-1.4%	166,048	0.3%	-661.3%

INCOME BEFORE INCOME TAX	2,149,756	22.4%	1,329,581	13.9%	61.7%

INCOME TAX EXPENSE	853,447	6.5%	486,020	5.1%	75.6%
NET INCOME	1,296,310	9.9%	843,561	5.1%	53.7%
MAJORITY INTEREST	1,297,438	0.0%	830,161	8.7%	56.3%
MINORITY INTEREST	(1,129)	0.0%	13,400	0.1%	-108.4%
NET INCOME	1,296,310	9.9%	843,561	8.8%	53.7%
NET INCOME Adjusted for FX	1,196,268	9.2%	859,439	9.0%	39.2%
Earnings per share	3.87		2.52
Earnings per share Adjusted for FX	3.58		2.57
Adjusted EBITDA	3,004,244	23.0%	2,076,172	21.7%	44.7%

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE PERIOD ENDED JUNE 30,

(thousands of pesos)	2012	2011

Net income	1,297,438	830,161
Non-cash items:
Depreciation & Amortization	193,443	152,438
Minority interest	(1,129)	13,400
Deferred income taxes	853,447	448,740
	2,343,200	1,444,739

(Increase) decrease in:
Trade accounts receivable	(7,566,011)	(603,402)
Inventories (w/land)	(1,846,995)	(1,673,383)
Trade accounts payable	2,399,948	248,706
Other A&L, net	196,432	818,584
Changes in operating assets and liabilities	(6,816,626)	(1,209,495)

Operating cash flow	(4,473,426)	235,243
Capex	(13,226)	(63,268)

Free Cash Flow	(4,486,652)	171,975

Net Financing Activities	4,451,779	193,217

Net increase (decrease) cash	34,873	365,192

Balance at beginning	3,992,653	3,435,222

Balance at end	3,957,780	3,800,414

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE PERIOD ENDED JUNE 30, 2012

	FCF w/o
(thousands of pesos)	Penitentiaries	Penitentiaries	Consolidated

Non-cash items:	1,679,674	663,526	2,343,200

(Increase) decrease in:
Trade accounts receivable	(2,498,312)	(5,067,699)	(7,566,011)
Inventories (w/land)	(1,411,180)	(435,815)	(1,846,995)
Trade accounts payable	2,175,010	224,938	2,399,948
Other A&L, net	196,432	-	196,432
Changes in operating assets and liabilities	(1,538,051)	(5,278,575)	(6,816,626)

Operating cash flow	141,623	(4,615,049)	(4,473,426)

Capex	(13,063)	(163)	(13,226)

Free Cash Flow	128,560	(4,615,213)	(4,486,652)

Non Cash Effects[1]	387,702		387,702
FCF adjusted by non cash effects	(259,142)		(4,874,355)

          1 Including FX in P&L and Balance Sheet

** * * * * * * * *

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico and Brazil.  It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country.

Founded in Culiacan, Sinaloa in 1989, Homex continues expanding operations across Mexico and at the same time the Company has replicated its business model in three cities in Brazil.  Homex’ dynamic nature has allowed the Company to identify, respond and adapt to market opportunities, supported by a solid operative and administrative team as well as by an effective and efficient use of its IT and construction systems which have been the cornerstone for its growth.

In 2010, Homex consolidated its Mexico operations by merging the affordable entry-level and middle income segments into the Mexico Division.

In addition, during 2010, the Infrastructure Division was launched, focused on building services contracts with the federal and state government. As a result of this re-organization, today Homex is formed by four divisions: Mexico Division, International Division, Infrastructure Division and Tourism Division.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx. Additional information for Homex' holders of U.S. Dollar denominated bonds is also available on the Company’s Investor Relations webpage at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited consolidated financial Information of Desarrolladora Homex, S.A.B. de C.V. for the three month period ended June 30, 2012 and 2011, which includes the consolidated balance sheets as of June 30, 2012 and 2011, and the consolidated statements of income for the three-month period ended June 30, 2012 and 2011 and the consolidated statement of changes in financial position for the six-month period ended June 30, 2012 and 2011.

Description of transition to IFRS

Pursuant to Article 78 of the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), beginning in 2012, certain Mexican companies with securities listed on a Mexican securities exchange, including Homex, must report their financial information in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Homex will adopt IFRS as of December 31, 2012, with a Transition Date to IFRS of January 1, 2011. Accordingly, as of January 1, 2011, the Company adopted IFRS 1, “First time Adoption of International Financial Reporting Standards.”  Consequently the Company will present 2012 and 2011 figures under IFRS in its 2012 Audited Financial Statements.

The Company's consolidated financial statements for the year ending December 31, 2012, will be the first annual consolidated financial statements prepared in accordance with IFRS.  The transition date for the Company is January 1, 2011.  In preparing these consolidated financial statements in accordance with IFRS 1, “First Time Adoption of IFRS,” the Company has taken into account the mandatory exemptions applicable to it, regarding retrospective application of the IFRS, which are as follows:

a.      The Company applied the mandatory exemption for accounting estimates, regarding the consistency of estimates prepared for the same period under MFRS.

b.      The Company believes that the hedge ratios determined in accordance with MFRS comply with IFRS requirements.

Furthermore, the Company will apply the optional first-time adoption exemption, as follows:

a.      The Company opted to retrospectively apply IFRS 3 (revised in 2008) to the business combinations carried out after the acquisition of the Loreto companies in 2010.

b.      The Company chose to measure at fair value the majority of its properties, plant and equipment as of the transition date, and to use this fair value as the deemed cost on that date.  This fair value was determined according to an appraisal by an independent expert.

c.      The Company opted to recognize all the actuarial gains and losses resulting from employee benefits unrecognized as of the date of transition, on the transition date, in accordance with MFRS.

d.      The Company chose to consider the cumulative translation differences from all foreign businesses as nonexistent as of the transition date, and thus adjusted to zero the amount of the cumulative translation differences under MFRS as of that date.

e.      The Company decided to recognize the impact of the change in accounting policy resulting from application of IAS 23 to the cost of loans relating to eligible assets whose capitalization start date was on or after the transition date.

An explanation of the primary effects of the adoption of IFRS on the Company's accounting policies is described below:

Recognition of inflation effects

Pursuant to  IAS 29 “Financial Information in Hyperinflationary Economies,” the effects of inflation are recognized when accumulated inflation is more than 100% in the three preceding fiscal years.  Under MFRS guidelines, these effects were recognized when accrued inflation in the three previous fiscal years surpassed 26%.

Cost of loans

Pursuant to IAS 23, “Cost of Loans,” only the foreign-exchange differences relating to loans in foreign currency directly attributable to the acquisition, construction or production of eligible assets can be capitalized, as part of the cost of those assets, to the extent to which they are considered adjustments to interest expense.  Under MFRS, these foreign-exchange differences were capitalized in full, regardless of their nature.

Property, plant and equipment

According to IAS 16, “Property, Plant and Equipment,” when a significant component of an element of property and equipment has a substantially different useful life from the element as a whole, the Company must recognize that significant part as a separate asset, with a specific useful life and depreciation.  According to MFRS provisions, this was not required as of December 31, 2011.

Business combinations

According to IFRS 3, “Business Combinations,” when the price paid to acquire a business is less than the fair value of the net assets acquired, the difference must be recognized as income in the fiscal year results of operations.  Under MFRS provisions, this excess was deducted from the value of the acquired assets, up to the value of the consideration paid.

Employee benefits

According to  IAS 19, “Employee Benefits,” labor obligations relating to legal severance pay to workers was entered only at the time the Company proves an existing commitment to end the relationship with the employee or a statement encouraging voluntary retirement, a situation that must be shown in a plan describing the characteristics of the conclusion of the labor relationship.  Under MFRS guidelines, this type of obligation was entered on the records regularly as it accrued.

IFRS does not require recognition of deferred employee profit-sharing. Under MFRS, the Company had been using the assets and liability method to recognize the deferred effects of employee profit-sharing.

Financial Instruments

According to IAS 39, “Recognition and Measurement of Financial Instruments,” credit risk must be taken into account in determining the reasonable value of financial instruments.  Credit risk is the risk that the counterparty may not comply with its contractual obligations.  Also according to this standard, the shortcut method may not be used to evaluate the effectiveness of interest rate swaps; and finally, the standard requires that the costs of a debt issue be deducted from the debt and amortized using the effective interest method. Under MFRS guidelines, it was not necessary to take into account credit risk in determining the reasonable value of financial instruments, the shortcut method could be used to evaluate the effectiveness of interest rate swaps, and debt issue costs were amortized on a straight-line basis over the life of the credit.

Financial Statement Presentation and Disclosure.

According to IAS 39, “Recognition and Measurement of Financial Instruments,” debt is presented after deduction of the initial costs within the statement of financial position.  Under MFRS, those costs were presented in the same statement, in the “other assets” line.

According to IAS 1, “Presentation of Financial Statements,” the Company must present a comprehensive income statement that includes, in addition to the statement of profit and loss, other movements in comprehensive earnings. Under MFRS, the Company presented the corresponding movement in comprehensive earnings within the statement of changes in equity.

According to IAS 1, “Presentation of Financial Statements” and IFRS 1 “First Time Adoption of International Financial Reporting Standards,” the Company must present within the statement of financial position the balances in its accounts at the beginning of the earliest year presented in a third column.  Under MFRS, the third column was not required as of December 31, 2011.

Under IFRS, accrued employee profit-sharing is considered to be an operating expense and is presented under operating expenses on the comprehensive income statement.  Under MFRS, the Company presented that expense in the “other expenses (income)” line of the income statement.

Reconciliation between IFRS and MFRS: the following reconciliation quantifies the impact of the transition and the impact on equity as of the transition date on January 1, 2011, June 30, 2011 and December 31, 2011 balance sheets, as follows:

	As of January 1, 2011
	Note	Previous MFRS	Effects of the transition to IFRS	IFRS
Assets
Cash and cash equivalents		3,435,222	-	3,435,222
Trade accounts receivable, net		1,975,203	-	1,975,203
Inventories	(a,b)	27,713,357	(255,669)	27,457,688
Prepaid expenses and other current assets	(b)	748,158		748,158
Total current assets		33,871,940	(255,669)	33,616,271
Property and equipment, net	(a,c,d)	1,002,572	508,831	1,511,403
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	255,843	(153,157)	102,686
Deferred income tax		779,268		779,268
Total assets		36,641,484	18,488	36,659,972

Liabilities and equity:
Notes payable to financial Institutions	(e)	1,898,117	(35,465)	1,862,652
Trade accounts payable		4,230,161	1,540	4,231,701
Advances from customers		624,644	-	624,644
Taxes payables		1,569,281	(1,540)	1,567,741
Total current liabilities		8,322,203	(35,465)	8,286,738
Long term notes payable to financial institutions	(e)	11,023,031	(128,402)	10,894,629
Financial derivative instruments	(f)	508,160	(14,106)	494,054
Labor obligations	(g)	90,478	(85,794)	4,684
Deferred income taxes	(i)	4,377,101	121,060	4,498,161
Total liabilities
Equity		24,320,973	(142,707)	24,178,266
Common Stock	(a)	528,011	(102,567)	425,444
Retained earnings	(a,c,d,f,g,i)	8,657,851	683,803	9,341,654
Other stockholders' equity accounts	(f,i)	3,134,649	(420,041)	2,714,608
Equity		12,320,511	161,195	12,481,706
Total liabilities and equity		36,641,484	18,488	36,659,972

	March 31, 2011
	Note	Previous MFRS	Effects of the transition to IFRS	IFRS
Assets
Cash and cash equivalents		3,351,706	-	3,351,706
Trade accounts receivable, net		1,814,285	-	1,814,285
Inventories	(a,b,h)	28,977,913	(367,266)	28,610,647
Prepaid expenses and other current assets	(b)	1,203,578	209,160	1,412,738
Total current assets		35,347,482	(158,106)	35,189,376
Property and equipment, net	(a,c,d)	934,632	520,281	1,454,913
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	291,767	(147,725)	144,042
Total Assets		37,305,742	132,933	37,438,675

Liabilities and equity:
Notes payable to financial Institutions	(e)	2,423,882	(35,668)	2,388,214
Trade accounts payable		4,269,074		4,269,074
Advances from customers		830,762	-	830,762
Taxes payables		1,433,002		1,433,002
Total current liabilities		8,956,720	(35,668)	8,921,052
Long term notes payable to financial institutions	(e)	10,680,143	(123,563)	10,556,580
Financial derivative instruments	(f)	485,255	(14,105)	471,150
Labor obligations	(g)	95,577	(93,600)	1,977
Deferred income taxes	(i)	4,407,447	166,930	4,574,377
Total liabilities		24,625,142	(100,006)	24,525,136
Equity	(a)	528,011	(102,567)	425,444
Retained earnings	(a,c,d,f,g,i)	8,906,395	755,547	9,661,942
Other stockholders' equity accounts	(f,i)	3,246,194	(420,041)	2,826,153
Equity		12,680,600	232,939	12,913,539
Total liabilities and equity		37,305,742	132,933	37,438,675

	As of June 30, 2011
	Note	Previous MFRS	Effects of the transition to IFRS	IFRS
Assets
Cash and cash equivalents		3,800,414	-	3,800,414
Trade accounts receivable, net		1,879,004	-	1,879,004
Inventories	(a,b,h)	29,422,573	(291,502)	29,131,071
Prepaid expenses and other current assets	(b)	1,292,157	155,602	1,447,759
Total current assets		36,394,148	(135,900)	36,258,248
Property and equipment, net	(a,c,d)	889,581	532,653	1,422,234
Goodwill	(a)	731,861	(81,517)	650,344
Other assets, net	(e)	258,365	(176,529)	81,836
Total assets		38,273,955	138,707	38,412,662

Liabilities and equity:
Notes payable to financial Institutions	(e)	2,563,381	(52,377)	2,511,004
Trade accounts payable		4,480,407		4,480,407
Advances from customers		995,772	-	995,772
Taxes payables		1,859,681		1,859,681
Total current liabilities		9,899,241	(52,377)	9,846,864
Long term notes payable to financial institutions	(e)	10,573,883	(134,389)	10,439,494
Financial derivative instruments	(f)	590,881	(14,105)	576,776
Labor obligations	(g)	104,010	(101,377)	2,633
Deferred income taxes	(i)	3,987,573	180,060	4,167,633
Total liabilities		25,155,588	(122,188)	25,033,400
Equity	(a)	528,011	(102,567)	425,444
Retained earnings	(a,c,d,f,g,i)	9,388,311	783,503	10,171,814
Other stockholders' equity accounts	(f,i)	3,202,045	(420,041)	2,782,004
Total Equity		13,118,367	260,895	13,379,262
Total liabilities and equity		38,273,955	138,707	38,412,662

	As of December 31, 2011
	Note	Previous MFRS	Effects of the transition to IFRS	IFRS
Assets
Cash and cash equivalents		3,992,653	-	3,992,653
Trade accounts receivable from related parties		174,073	-	174,073
Trade accounts receivable, net	(a,h)	1,993,023	-	1,993,023
Inventories and Land held for future developments		31,271,914	(631,818)	30,640,096
Prepaid expenses and other current assets		1,000,347	-	1,000,347
Total current assets	(a,c,d)	38,432,010	(631,818)	37,800,192
Property and equipment, net	(a)	786,137	577,591	1,363,728
Goodwill	(e)	731,861	(81,517)	650,344
Other assets, net		554,822	(170,812)	384,010
Deferred income taxe		867,471	-	867,471
Total assets		41,372,301	(306,556)	41,065,745

Liabilities and equity:
Notes payable to financial Institutions	(e)	3,851,294	(53,237)	3,798,057
Trade accounts payable		4,247,702	67,420	4,315,122
Advances from customers		669,851	-	669,851
Taxes payables		2,815,254	(67,420)	2,747,834
Total current liabilities		11,584,101	(53,237)	11,530,864
Long term notes payable to financial institutions	(e)	11,512,842	(123,293)	11,389,549
Financial derivative instruments	(f)	12,226	14,035	26,261
Labor obligations	(g)	74,115	(69,440)	4,675
Deferred income taxes	(i)	4,501,539	(24,106)	4,477,433
Total Liabilities		27,684,823	(256,041)	27,428,782
Equity	(a)	528,011	(102,567)	425,444
Retained Earnings	(a,c,d,f,g,i)	9,962,265	472,093	10,434,358
Other stockholders' equity accounts	(f,i)	3,197,202	(420,041)	2,777,161
Total Equity		13,687,478	(50,515)	13,636,963
Total liabilities and equity		41,372,301	(306,556)	41,065,745

Transition effects for net income for the three months ended March 31, 2011, June 30, 2011 and the year ended December 31, 2011 are presented as follows:

	March 31, 2011
	Note	Previous MFRS	Effects of the transition to IFRS	IFRS
Revenues		4,098,427		4.098,427
Cost of sales	(a,d,g,h)	2,928,651	9,854	2,938,505
Gross profit		1,169,776	(9,854)	1,159,922
Operating expenses	(a,c,d,g)	615,161	(8,644)	606,517
Income from operations		554,615	(1,210)	553,405
Other income (expenses), net		(8,626)		(8,626)
CFC, net	(f,h)	(111,311)	118,824	7,513
Income before income tax		434,678	117,614	552,292
Income tax	(i)	169,525	45,870	215,395
Consolidated net income		265,153	71,744	336,897
Result from foreign exchange currency conversion		5,810	-	5,810
		282,736	-	282,736
Consolidated Net income		553,699	71,744	625,443

	June 30, 2011
	Note	Previous MFRS	Effects of the transition to IFRS	IFRS
Revenues		9,588,035		9,588,035
Cost of sales	(a,d,g,h)	6,720,844	12,893	6,733,737
Gross profit		2,867,191	(12,893)	2,854,298
Operating expenses	(a,c,d,g)	1,381,671	(14,013)	1,367,658
Income from operations		1,485,520	1,120	1,486,640
Other income (expenses), net		15,242	(6,252)	8,990
CFC, net	(f,h)	329,881	(163,832)	166,049
Income before income tax		1,170,881	158,700	1,329,581
Income tax	(i)	427,020	59,000	486,020
Consolidated net income		743,861	99,700	843,561
Result from foreign exchange currency conversion		(6,744)	-	(6,744)
		57,951	-	57,951
Consolidated Net income		795,068	99,700	894,768

	December 31st 2011
	Note	Previous MFRS	Effects of the transition to IFRS	IFRS
		21,853,279		21,853,279
Revenues	(a,d,g,h)	16,165,752	(392,902)	15,772,850
Cost of sales		5,687,527	392,902	6,080,429
Gross profit	(a,c,d,g)	2,767,974	4,847	2,772,821
Operating expenses		2,919,553	388,055	3,307,608
Income from operations	(d)	(344,867)	27,777	(317,090)
Other income (expenses), net	(f,h)	394,804	(739,030)	1,133,834
CFC, net		2,179,882	(323,198)	1,856,684
Income before income tax	(i)	865,940	131,796	734,144
Income tax		1,313,942	(191,402)	1,122,540
Consolidated net income		(2,284)	-	(2,284)
Result from foreign exchange currency conversion	(f,i)	58,950	(20,308)	38,642
		1,370,608	(211,710)	1,158,898

Notes to the reconciliation of Shareholders Equity and integral result:

a)      Elimination of accumulated inflation effects.

b)      Reclassification of advances to suppliers.

c)      Recognition of the fair value of property and equipment acquired through business combination.

d)      Recognition of the fair value of certain items of property and equipment in accordance to appraisal measurement.

e)      Reclassification of debt issuance costs from other assets to current debt.

f)       Adjustment to fair value of derivative financial instruments.

g)      Elimination of the severance payments provision in the labor obligations accrual.

h)      Elimination of financial costs not capitalized in accordance to IFRS.

i)       Deferred income taxes effects from IFRS adjustments described from bullets a) to h).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: July 24 , 2011	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer